                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               CONOLOG CORPORATION
                               -------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    208254409
            --------------------------------------------------------
                         (CUSIP Number for Common Stock)

                                 Robert S. Benou
                               Conolog Corporation
                                 5 Columbia Road
                              Somerville, NJ 08876
                                 (908) 722-8081
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 12, 1996
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.)

Exhibit Index
is located at page 18.

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CUSIP No. 208254409 for Common Stock


1)   Name of Reporting Person: CNL Holdings, Inc. SS or IRS
     Identification No. of Above Person: ________________________

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
          (a)  [ ]
          (b)  [X]

3)   SEC Use Only

4)   Source of Funds (See Instructions):          OO

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [ ]

6)   Citizenship or Place of Organization:             U.S.A.

Number of                7) Sole Voting           None.
Shares                   Power:
Beneficially
Owned by Each
Reporting
Person With
                         8) Shared Voting         None.
                         Power:

                         9) Sole                  CNL Holdings, Inc. owns an
                         Dispositive              option to purchase 375,000
                         Power:                   shares of Common Stock and
                                                  an option to purchase a
                                                  Promissory Note convertible
                                                  into 1,400,000 shares of
                                                  Common Stock. All of such
                                                  shares are the subject of an
                                                  irrevocable proxy in favor of
                                                  Robert S. Benou, President of
                                                  the Issuer.  CNL Holdings,
                                                  Inc. is controlled by James
                                                  R.Solakian and Dune Holdings,
                                                  Inc.

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CUSIP No. 208254409 for Common Stock


                         10) Shared               None.
                         Dispositive
                         Power:

11)  Aggregate Amount Beneficially Owned by the Reporting
     Persons: 1,775,000 shares of Common Stock.

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                      [ ]

13)  Percent of Class Represented by Amount in Row (11):
     36.3% of the Common Stock based on 1,031,963 shares of Common Stock outstanding as of August 31, 1996. (72.9% of the Common Stock outstanding, assuming conversion of Promissory Note into 1,400,000 shares of Common Stock).

14)  Type of Reporting Person (See Instructions):           CO


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CUSIP No. 208254409 for Common Stock


1)   Name of Reporting Person: Dune Holdings, Inc. SS or IRS
     Identification No. of Above Person:_______________________

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
          (a)  [ ]
          (b)  [X]

3)   SEC Use Only

4)   Source of Funds (See Instructions):          OO

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [ ]

6)   Citizenship or Place of Organization:                  U.S.A.

Number of                7) Sole Voting           None.
shares                   Power:
Beneficially
Owned by Each
Reporting
Person With
                         8) Shared Voting         None.
                         Power:

                         9) Sole                  CNL Holdings, Inc. owns an
                         Dispositive              option to purchase 375,000
                         Power:                   shares of Common Stock and
                                                  an option to purchase a
                                                  Promissory Note convertible
                                                  into 1,400,000 shares of
                                                  Common Stock. All of such
                                                  shares are the subject of an
                                                  irrevocable proxy in favor of
                                                  Robert S. Benou, President of
                                                  the Issuer.  CNL Holdings,
                                                  Inc. is controlled by James
                                                  R.Solakian and Dune Holdings,
                                                  Inc.

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CUSIP No. 208254409 for Common Stock


                         10) Shared               None.
                         Dispositive
                         Power:

11)  Aggregate Amount Beneficially Owned by the Reporting
     Persons: 1,775,000 shares of Common Stock.

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                      [ ]

13)  Percent of Class Represented by Amount in Row (11):
     36.3% of the Common Stock based on 1,031,963 shares of Common Stock outstanding as of August 31, 1996. (72.9% of the Common Stock outstanding, assuming conversion of Promissory Note into 1,400,000 shares of Common Stock).

14)  Type of Reporting Person (See Instructions):           CO

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CUSIP No. 208254409 for Common Stock


1)   Name of Reporting Person: Randolph K. Pace SS or IRS
     Identification No. of Above Person:_______________________

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
          (a)  [ ]
          (b)  [X]

3)   SEC Use Only

4)   Source of Funds (See Instructions):               OO

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [ ]

6)   Citizenship or Place of Organization:             U.S.A.

Number of                7) Sole Voting           None.
Shares                   Power:
Beneficially
Owned by Each
Reporting
Person With
                         8) Shared Voting         None.
                         Power:

                         9) Sole                  CNL Holdings, Inc. owns an
                         Dispositive              option to purchase 375,000
                         Power:                   shares of Common Stock and
                                                  an option to purchase a
                                                  Promissory Note convertible
                                                  into 1,400,000 shares of
                                                  Common Stock. All of such
                                                  shares are the subject of an
                                                  irrevocable proxy in favor of
                                                  Robert S. Benou, President of
                                                  the Issuer.  CNL Holdings,
                                                  Inc. is controlled by James
                                                  R.Solakian and Dune Holdings,
                                                  Inc.

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CUSIP No. 208254409 for Common Stock


                         10) Shared               None.
                         Dispositive
                         Power:


11)  Aggregate Amount Beneficially Owned by the Reporting
     Persons: 1,775,000 shares of Common Stock.

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                      [ ]

13)  Percent of Class Represented by Amount in Row (11):
     36.3% of the Common Stock based on 1,031,963 shares of Common Stock outstanding as of August 31, 1996. (72.9% of the Common Stock outstanding, assuming conversion of Promissory Note into 1,400,000 shares of Common Stock).

14)  Type of Reporting Person (See Instructions):           IN

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CUSIP No. 208254409 for Common Stock


1)   Name of Reporting Person: Judith Pace SS or IRS
     Identification No. of Above Person:________________________

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
          (a)  [ ]
          (b)  [X]

3)   SEC Use Only

4)   Source of Funds (See Instructions): OO

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [ ]

6)   Citizenship or Place of Organization:                  U.S.A.

Number of                7) Sole Voting           None.
Shares                   Power:
Beneficially
Owned by Each
Reporting
Person With
                         8) Shared Voting         None.
                         Power:

                         9) Sole                  CNL Holdings, Inc. owns an
                         Dispositive              option to purchase 375,000
                         Power:                   shares of Common Stock and
                                                  an option to purchase a
                                                  Promissory Note convertible
                                                  into 1,400,000 shares of
                                                  Common Stock. All of such
                                                  shares are the subject of an
                                                  irrevocable proxy in favor of
                                                  Robert S. Benou, President of
                                                  the Issuer.  CNL Holdings,
                                                  Inc. is controlled by James
                                                  R.Solakian and Dune Holdings,
                                                  Inc.

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CUSIP No. 208254409 for Common Stock


                         10) Shared               None.
                         Dispositive
                         Power:


11)  Aggregate Amount Beneficially Owned by the Reporting
     Persons: 1,775,000 shares of Common Stock.

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                      [ ]

13)  Percent of Class Represented by Amount in Row (11):
     36.3% of the Common Stock based on 1,031,963 shares of Common Stock outstanding as of August 31, 1996. (72.9% of the Common Stock outstanding, assuming conversion of Promissory Note into 1,400,000 shares of Common Stock).

14)  Type of Reporting Person (See Instructions):           IN

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CUSIP No. 208254409 for Common Stock


1)   Name of Reporting Person: James R. Solakian SS or IRS
     Identification No. of Above Person:___________________________

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
          (a)  [ ]
          (b)  [X]

3)   SEC Use Only

4)   Source of Funds (See Instructions):          OO

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                         [ ]

6)   Citizenship or Place of Organization:                  U.S.A.

Number of                7) Sole Voting           None.
Shares                   Power:
Beneficially
Owned by Each
Reporting
Person With
                         8) Shared Voting         None.
                         Power:

                         9) Sole                  CNL Holdings, Inc. owns an
                         Dispositive              option to purchase 375,000
                         Power:                   shares of Common Stock and
                                                  an option to purchase a
                                                  Promissory Note convertible
                                                  into 1,400,000 shares of
                                                  Common Stock. All of such
                                                  shares are the subject of an
                                                  irrevocable proxy in favor of
                                                  Robert S. Benou, President of
                                                  the Issuer.  CNL Holdings,
                                                  Inc. is controlled by James
                                                  R.Solakian and Dune Holdings,
                                                  Inc.

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CUSIP No. 208254409 for Common Stock


                         10) Shared               None.
                         Dispositive
                         Power:

11)  Aggregate Amount Beneficially Owned by the Reporting
     Persons: 1,775,000 shares of Common Stock.

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                      [ ]

13)  Percent of Class Represented by Amount in Row (11):
     36.3% of the Common Stock based on 1,031,963 shares of Common Stock outstanding as of August 31, 1996. (72.9% of the Common Stock outstanding, assuming conversion of Promissory Note into 1,400,000 shares of Common Stock).

14)  Type of Reporting Person (See Instructions):           IN

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CUSIP No. 208254409 for Common Stock


ITEM 1.  SECURITY AND ISSUER

     This statement relates to shares of Common Stock, $1.00 par value per share, of Conolog Corporation, a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices at 5 Columbia Road, Somerville, NJ 08876.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) CNL Holdings, Inc. ("CNL"), Randolph K. Pace, Judith Pace, Dune Holdings, Inc. ("Dune") and James R.Solakian are the Reporting Persons filing this statement. Randolph K. Pace and Judith Pace are officers of CNL and Dune. Dune and James R. Solakian are the Shareholders of CNL.

          (b) CNL is a Delaware corporation. The principal business of CNL is investing. Dune is a Delaware corporation. The principal business of Dune is investing. The principal business of Randolph K. Pace and Judith Pace is investing. The principal business of James R. Solakian is as President of Solakian Associates, Inc., a public relations firm.

          (c) The Reporting Persons' (other than Mr. Solakian) principal business address is 750 Lexington Avenue, New York, New York 10022. Mr. Solakian's principal business address is 3 Shelton Road, Flemington, NJ 08822.

          (d) The Reporting Persons have not during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors.)

          (e)  Not applicable.

          (f) CNL and Dune are corporations formed under the laws of the State of Delaware. The individual Reporting Persons' are United States citizens.

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CUSIP No. 208254409 for Common Stock


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As described in Item 6 below, CNL paid $150,000 for the option to purchase 375,000 shares of Common Stock and a promissory note convertible into 1,400,000 shares of Common Stock of the Issuer (the "Note"). The source of funds were loans to CNL by its shareholders, to wit, Dune ($127,500) and James R. Solakian ($22,500). In order to exercise the option, CNL must pay an additional $1,350,000.

ITEM 4.  PURPOSE OF TRANSACTION

     The option to purchase shares of Common Stock were acquired by all Reporting Persons for investment purposes.

     The Reporting Persons do not currently have any plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer, (ii) a sale or transfer of a material amount of the assets of the Issuer, (iii) any change in the present board of the directors of management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in the Issuer's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940,
(vi) any change in the Issuer's charter, by-laws or other actions which may impede the acquisition or control of the Issuer by any person, (vii) any of the securities of the Issuer's securities ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) any of the Issuer's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (ix) any action similar to any of those enumerated above.

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CUSIP No. 208254409 for Common Stock


ITEM 5.  INTEREST IN SECURITY OF THE ISSUER

     (a) The Reporting Persons own an option to purchase 375,000 shares of Common Stock, and an option to purchase the Note, representing an aggregate of 36.3% of the Issuer's Common Stock(or 72.9% assuming conversion of the Note).

     (b) The Reporting persons do not have sole power to vote or direct the vote of the shares of Common Stock. The Reporting Persons have the sole power to dispose or to direct the disposition of such shares. The shares of Common Stock owned by the Reporting persons are the subject of an irrevocable proxy issued by the Reporting Persons' in favor of Robert S. Benou, as President of the Issuer.

     (c) None.

     (d) Not Applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Persons acquired their option to purchase 375,000 shares of Common Stock and the Note (convertible into 1,400,000 shares of Common Stock of the Issuer), from Chase Manhattan Bank, a New York Banking corporation (the "Bank"), pursuant to a Option and Purchase, Sale and Assignment Agreement, dated as of September 12, 1996 ("Option Agreement") by and between the Bank and CNL. Under the Option Agreement, the Bank has granted an option to CNL to purchase all of the Bank's interest in (i) the Amended and Restated Term Loan Agreement dated as of August 2, 1995 between the Issuer and the Bank, (ii) the Note and
(iii) the 375,000 shares of the Issuer's Common Stock owned by the Bank. CNL paid $150,000 to the Bank for the option, which has an exercise price of $1,500,000 and an expiration date of April 15, 1997. The Issuer and CNL have entered into an agreement dated as of September 12, 1996 (the "Agreement"), whereby CNL has agreed to lend up to $2,500,000 to the Issuer under certain circumstances and the Issuer has agreed to file a registration statement (the "Registration

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CUSIP No. 208254409 for Common Stock


Statement") with the Securities and Exchange Commission to register the 375,000 shares of Common Stock owned by the Bank and the 1,400,000 shares of Common Stock into which the Note is convertible (collectively, the "Acquired Shares").

     The proceeds of the sale of the Acquired Shares will be applied as follows: the first $1,500,000 will be paid to CNL for the payments made to the Bank pursuant to the Option Agreement; 50% of the balance, up to $2,500,000, will be loaned to the Issuer (the "Loans") within five days of CNL's receipt of the proceeds.

     Each loan will be evidenced by a Note bearing interest at the rate of 4% per annum and will be due 12 months from the date of such Loan. At maturity, the Issuer will have the option to pay each Loan, together with all accrued interest thereon, by issuing shares of a new Series C Preferred Stock (the "Series C Preferred") having a value of $5.00 per share for purposes of such repayment.

     The Series C Preferred will be non-voting and carry a cumulative dividend of 8% per annum which may be payable by the issuance of shares of Common Stock valued at $5.00 per share up to a maximum of 40,000 shares per annum. The Series C Preferred will be convertible into Common Stock at the rate of one share of common stock for each share of Series C Preferred and have a liquidating preference of $5.00 per share.


     The Agreement also provides that for the two year period commencing on the issuance of any shares of Series C Preferred (the "Registration Period") CNL may elect to include its Series C Preferred in any post-effective amendment to the Registration Statement or any new registration statement under the Securities Act of 1933, as amended. In addition, the Agreement also provides that during the Registration Period, CNL may give notice to the Issuer to the effect that it desires to register its shares under the Act for public distribution in which case the Issuer will file a post-effective amendment to a then current registration statement or a new registration statement.

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CUSIP No. 208254409 for Common Stock


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit #                Description
     ---------                -----------

         1 Option and Purchase, Sale and Assignment Agreement, dated as of September 12, 1996 by and between The Chase Manhattan Bank and CNL Holdings, Inc.

         2 Irrevocable proxy dated as of September 12, 1996 by and between CNL Holdings, Inc. and Conolog Corporation.

         3 Agreement dated September 12, 1996 by and between CNL Holdings, Inc. and Conolog Corporation.

         4 Promissory Note dated September 3, 1996 from CNL Holdings, Inc. in favor of Dune Holdings, Inc.

         5 Promissory Note dated September 3, 1996 from CNL Holdings, Inc. in favor of James Solakian.

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CUSIP No. 208254409 for Common Stock


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 1996

                                             CNL Holdings, Inc.


                                        By:  /s/Randolph K. Pace
                                             -----------------------------------
                                             Randolph K. Pace, President
                                             and Individually




                                             /s/Judith Pace
                                             -----------------------------------
                                             Judith Pace, Secretary and
                                             Treasurer, and Individually




                                             /s/James R.Solakian
                                             -----------------------------------
                                             James R. Solakian, Individually


                                             Dune Holdings, Inc.




                                             By:/s/ Randolph K. Pace
                                             -----------------------------------
                                             Randolph K. Pace, President
                                             and Individually



                                             /s/Judith Pace
                                             -----------------------------------
                                             Judith Pace, Secretary and
                                             Treasurer, and Individually


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CUSIP No. 208254409 for Common Stock


                              Exhibit Index
                              -------------

         1 Option and Purchase, Sale and Assignment Agreement, dated as of September 12, 1996 by and between The Chase Manhattan Bank and CNL Holdings, Inc.

         2 Irrevocable proxy dated as of September 12, 1996 by and between CNL Holdings, Inc. and Conolog Corporation.

         3 Agreement dated September 12, 1996 by and between CNL Holdings, Inc. and Conolog Corporation

         4 Promissory Note dated September 3, 1996 from CNL Holdings, Inc. in favor of Dune Holdings, Inc.

         5 Promissory Note dated September 3, 1996 from CNL Holdings, Inc. in favor of James Solakian.